UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-1204
HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
(Full title of the Plan)
HESS CORPORATION
1185 AVENUE OF THE AMERICAS, NEW YORK, N. Y. 10036
(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

HESS CORPORATION EMPLOYEES’ SAVINGS PLAN

Page
FINANCIAL STATEMENTS:

Statement of Assets Available for Benefits as of December 31, 2008 and 2007	1

Statement of Changes in Assets Available for Benefits for the Years Ended December 31, 2008 and 2007	2

Notes to Financial Statements	3

SUPPLEMENTAL SCHEDULE:

Form 5500, Part IV, Schedule H, Line 4i — Schedule of Assets (Held At End of Year) as of December 31, 2008	7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	9

SIGNATURE	10

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	11
EX-23
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
ASSETS

Investments, at fair value
Mutual funds	$208,998,478	$272,690,018
Hess Corporation common stock fund	160,724,630	284,559,702

	369,723,108	557,249,720
Loans to participants	11,382,937	9,764,242
Interest and dividends receivable	298,732	288,601

Total assets available for benefits	$381,404,777	$567,302,563

See notes to financial statements

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2008	2007
Investment income (loss)
Net appreciation (depreciation) in fair value of investments	$(222,264,032)	$155,997,997
Distributions from mutual funds	9,062,372	11,168,472
Dividends on Hess Corporation common stock fund	1,116,096	1,205,304
Interest	819,224	669,399

	(211,266,340)	169,041,172
Employee contributions	30,596,520	26,876,966
Employer contributions	21,753,002	18,716,145
Rollovers from other plans	2,819,521	2,317,710
Transfers to other plans, net	(1,414,567)	—
Benefit payments	(28,293,315)	(26,883,799)
Administrative fees	(92,607)	(56,057)

Net increase (decrease) in assets	(185,897,786)	190,012,137
Total assets available for benefits at beginning of year	567,302,563	377,290,426

Total assets available for benefits at end of year	$381,404,777	$567,302,563

See notes to financial statements.

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of Plan
     The following description of the Hess Corporation (the Company) Employees’ Savings Plan (the Plan) is provided for general information only. For more information, participants should refer to the summary plan description, which can be obtained from the Company’s Benefits Center.
     General: The Plan is a defined contribution plan covering eligible employees of the Company and its subsidiaries. Employees are eligible to enroll in the plan upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
     Contributions: At the election of each participating employee, pre-tax amounts contributed under the Plan (from 1% to 25% of compensation) and the employer’s matching contributions are invested in one or more of the available mutual funds with varying investment objectives or in the Hess Corporation Common Stock Fund. The Company matches participant contributions up to 6% of eligible compensation.
     Eligible employee compensation under the Plan was limited by law to $230,000 in 2008 and to $225,000 in 2007. In 2009 the limit is $245,000. Before-tax contributions were limited by law to $15,500 in 2008 and 2007. The limit for 2009 is $16,500. In the year an employee attains age 50, and all years thereafter, an employee is eligible to make an additional before-tax “catch-up” contribution to the Plan that is not eligible for matching company contributions. The limit for “catch up” contributions was $5,000 in 2008 and 2007 and increased to $5,500 for 2009.
     Participant Accounts: Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Contributions are invested in the Plan’s funds based on the allocation percentages designated by the participant in increments of 1% of the amount contributed. A participant may change investment designations for future contributions or reallocate existing investments to different funds on a daily basis.
     The Trustee does not receive compensation from the Plan. Such compensation and other administrative costs are paid by the Company, except for administrative fees on employee loans and certain redemption fees, which are charged to the participants’ accounts with employee loans.
     Investment Alternatives: The following funds are available to participants as of December 31, 2008:
Allianz Cadence Capital Appreciation Fund
Artio International Equity II Fund*
BlackRock High Yield Bond Fund
BlackRock TempFund
BlackRock Total Return Fund
CRM Mid Cap Value Fund
James Small Cap Value Fund
Lazard Emerging Markets Fund
Old Mutual Barrow Hanley Value Fund
Principal Real Estate Fund
T. Rowe Price Retirement Income Fund
T. Rowe Price Retirement 2005 Fund
T. Rowe Price Retirement 2010 Fund
T. Rowe Price Retirement 2015 Fund
T. Rowe Price Retirement 2020 Fund
T. Rowe Price Retirement 2025 Fund
T. Rowe Price Retirement 2030 Fund
T. Rowe Price Retirement 2035 Fund
T. Rowe Price Retirement 2040 Fund
T. Rowe Price Retirement 2045 Fund
Vanguard 500 Index Fund
Vanguard Mid-Cap Index Fund
Vanguard Small-Cap Index Fund
Western Asset Core Plus Bond Fund
Western Asset Inflation Index Plus Bond Fund
William Blair International Small Cap Growth Fund
Hess Corporation Common Stock Fund

*	Fund Name changed from Julius Baer International Equity II in 2008

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
     Descriptions and information concerning the investment objectives and risks of the currently available funds can be obtained from the Company’s Benefits Center.
     Hess Corporation Common Stock Fund: The fund invests in the common stock of Hess Corporation, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol (HES), Approximately 1% of this fund is invested in short-term investment funds in order to manage the short-term liquidity needs of the fund.
     Vesting: Participants are immediately vested in their contributions and the employer’s matching contributions.
     Loans to Participants: Participants may borrow from their account balance, including their Company matching account, with a minimum of $500 up to a maximum of $50,000. Participants may have two concurrent loans. The total of the loans cannot exceed the lesser of $50,000 or 50% of the participant’s account balance. The participant’s account balance serves as collateral for the loans. Loans are repaid by participants in equal installments over a period of not more than five years, or not more than 30 years if borrowed for the purpose of acquiring a principal residence. Interest on loans is charged at a rate of 1% above the prime rate determined at the time the loan is made. Currently a $50 loan set-up fee is charged to participants when they borrow from the Plan.
     Rollovers from Other Plans: Employees may deposit an eligible rollover distribution made by a qualified plan of another employer or from an individual retirement account whose assets were derived solely from the rollover from a qualified plan of another employer. Rollovers are accepted in cash only and are invested according to the participant’s current fund elections for contributions. An employee who is not contributing to the Plan must elect investment options at the time of the rollover. The current market values of amounts rolled over to the Plan can be withdrawn in whole or in part at any time.
     Payment of Benefits: Upon a withdrawal or distribution, an employee’s investments in the mutual funds are paid in cash. The employee’s investments in the Hess Corporation Common Stock Fund are distributed either in whole shares of stock of Hess Corporation (plus the cash equivalent of any fractional shares) or in cash, depending upon the employee’s election.
     Voluntary complete or partial withdrawals from before-tax contributions are permitted only after attainment of age 59 1/2, except in the case of hardship. Generally only employee after-tax contributions and employer contributions made prior to January 1, 2002 are eligible for withdrawal by active employees under age 59 1/2. Terminated employees may withdraw their entire balance at any time.
     Employees may elect direct rollovers of the taxable portion of their distributions to an individual retirement account, individual retirement annuity or a qualified plan of another employer. Eligible distributions that are not rolled over are subject to federal income tax withholding at 20% and may be subject to an additional 10% tax.
2. Summary of Significant Accounting Policies
     Basis of Accounting: The accompanying financial statements for the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting.
     Reclassifications: Certain amounts have been reclassified from prior year balances to conform with the current year presentation.
     Valuation of Investments: The Plan’s investments are stated at fair value in accordance with the provisions of FAS 157, Fair Value Measurements (FAS 157), which was adopted effective January 1, 2008. The impact of adopting FAS 157 was not material to the Plan’s Statement of Assets Available for Benefits or the Statement of Changes in Assets Available for Benefits. See note 4, Fair Value Measurements, for further disclosure regarding FAS 157.
     Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Hess Corporation common stock values are based on the closing market prices on the New York Stock Exchange.

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
     Loans Receivable: Loans to participants are stated at the outstanding principal balances, which approximate fair value.
     Interest and Dividend Income: Interest and dividend income is recorded in participant accounts as earned.
     Sale of Investments: Gains or losses on sales of Hess Corporation common stock are based on actual cost. Gains or losses on sales of the mutual funds in the Plan are based on average cost.
     Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
     Risks and Uncertainties: The Plan primarily invests in various mutual funds and Hess Corporation common stock. Investment securities are exposed to various risks, such as overall market volatility, commodity prices, interest rate, foreign exchange rate, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the financial statements.
     Benefit Payments: Distributions of benefits to participants are recorded when paid.
3. Investments
     The following table presents investments that represent 5 percent or more of the Plan’s assets:

	December 31,
	2008	2007
Hess Corporation common stock fund (2,972,286 and 2,804,327 shares, respectively)*	$160,724,630	$284,559,702
BlackRock TempFund (45,938,082 and 35,693,873 shares, respectively)	45,938,082	35,693,873
T. Rowe Price Retirement 2020 Fund (2,362,638 and 2,217,089 shares, respectively)	26,248,912	39,331,167
T. Rowe Price Retirement 2015 Fund (3,050,790 and 2,941,482 shares, respectively)	25,321,555	37,209,751
T. Rowe Price Retirement 2025 Fund (2,991,758 and 2,781,215 shares, respectively)	23,754,557	36,656,411

*	Includes $1,291,209 and $1,715,281 held in short-term investment funds at December 31, 2008 and 2007, respectively.
     At December 31, 2008, amounts invested in the Hess Corporation common stock fund, T. Rowe Price funds, and Blackrock funds represent 42%, 31% and 13%, respectively of the Plan’s total investments.
     The value of the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	Years Ended December 31,
	2008	2007
Hess Corporation common stock fund	$(94,374,297)	$151,465,234
Mutual funds	(127,889,735)	4,532,763

Net appreciation (depreciation) in fair value of investments	$(222,264,032)	$155,997,997

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
4. Fair Value Measurements
     The Plan adopted the provisions of FAS 157 effective January 1, 2008. FAS 157 establishes a hierarchy for the inputs used to measure fair value based on the source of the input, which generally range from quoted prices for identical instruments in a principal trading market (Level 1) to estimates determined using related market data (Level 3). Multiple inputs may be used to measure fair value, however, the level of fair value for each financial asset presented below is based on the lowest significant input level within the fair value hierarchy. Mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan. The underlying securities within the funds are based on quoted market prices from the primary exchanges on which they are traded. Hess Corporation common stock values are based on the closing market prices on the New York Stock Exchange, which is the primary exchange on which the stock is traded. The following table provides the fair value hierarchy of the Plan’s financial assets as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Hess Corporation common stock fund	$160,724,630	$—	$—	$160,724,630
Mutual funds	208,998,478	—	—	208,998,478
Loans to participants	—	—	11,382,937	11,382,937

Total assets at fair value	$369,723,108	$—	$11,382,937	$381,106,045

     The following table provides changes in financial assets that are measured at fair value based on Level 3 inputs:

Year Ended
December 31, 2008
Balance at January 1	$9,764,242
Issuances, repayments and settlements, net	1,618,695

Balance at December 31	$11,382,937

5. Plan Termination
     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
6. Tax Status
     The Plan has received a determination letter from the Internal Revenue Service dated February 3, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.
7. Transfers to and from Other Plans
     Transfers of employee account balances are made between the Plan and savings plans sponsored by certain affiliates of the Company due to job transfers. During 2008, the net amount transferred out of the Plan was $1,414,567.

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
EIN 13—4921002 PLAN NO. 001
AT DECEMBER 31, 2008
SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	Description of investment including
Identity of issue, borrower,	maturity date, rate of interest,	Current
lessor, or similar party	collateral, par or maturity value	Value
Hess Corporation common stock fund:
*Hess Corporation	Common Stock 2,972,286 shares	$159,433,421
*Bank of New York	Bank of New York Collective Short Term Investment Fund 1,291,209 shares	1,291,209
BlackRock	BlackRock TempFund 45,938,082 shares	45,938,082
T. Rowe Price	T. Rowe Price Retirement 2020 Fund 2,362,638 shares	26,248,912
T. Rowe Price	T. Rowe Price Retirement 2015 Fund 3,050,790 shares	25,321,555
T. Rowe Price	T. Rowe Price Retirement 2025 Fund 2,991,758 shares	23,754,557
T. Rowe Price	T. Rowe Price Retirement 2010 Fund 1,168,879 shares	13,103,130
T. Rowe Price	T. Rowe Price Retirement 2030 Fund 1,058,564 shares	11,813,571
T. Rowe Price	T. Rowe Price Retirement 2035 Fund 1,009,586 shares	7,864,673
The Vanguard Group	Vanguard 500 Index Fund 77,121 shares	6,365,578
Lazard Asset Management	Lazard Emerging Markets Fund 555,719 shares	6,046,225
Artio Funds	Artio International Equity II Fund 578,018 shares	5,722,379
T. Rowe Price	T. Rowe Price Retirement 2040 Fund 417,568 shares	4,626,657
Allianz Global Investors	Allianz Cadence Capital Appreciation Fund 282,379 shares	3,439,374
CRM Funds	CRM Mid Cap Value Fund 164,138 shares	3,110,406
Western Asset	Western Asset Inflation Index Plus Bond Fund 309,026 shares	2,945,019
The Vanguard Group	Vanguard Mid-Cap Index Fund 240,773 shares	2,845,934
The Vanguard Group	Vanguard Small-Cap Index Fund 124,392 shares	2,287,569
T. Rowe Price	T. Rowe Price Retirement 2005 Fund 250,074 shares	2,160,638

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN
EIN 13—4921002 PLAN NO. 001
AT DECEMBER 31, 2008
SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(continued)

	Description of investment including
Identity of issue, borrower,	maturity date, rate of interest,	Current
lessor, or similar party	collateral, par or maturity value	Value
BlackRock	BlackRock Total Return Fund 221,562 shares	2,133,644
BlackRock	BlackRock High Yield Bond Fund 403,155 shares	2,043,998
Western Asset	Western Asset Core Plus Bond Fund 231,447 shares	2,008,961
T. Rowe Price	T. Rowe Price Retirement 2045 Fund 262,495 shares	1,937,216
James Advantage Funds	James Small Cap Value Fund 119,316 shares	1,672,809
T. Rowe Price	T. Rowe Price Retirement Income Fund 154,798 shares	1,597,513
Principal Financial Group	Principal Real Estate Fund 130,881 shares	1,387,340
Old Mutual	Old Mutual Barrow Hanley Value Fund 283,387 shares	1,326,250
William Blair Funds	William Blair International Small Cap Growth Fund 194,377 shares	1,296,492
Participant loans	Interest rates from 5.00% to 10.50%	11,382,937

Total Investments		$381,106,045

*	Indicates party-in-interest to the Plan.

Report of Independent Registered Public Accounting Firm
HESS CORPORATION EMPLOYEE BENEFIT PLANS COMMITTEE AND
PARTICIPANTS IN THE HESS CORPORATION EMPLOYEES’ SAVINGS PLAN:
We have audited the accompanying statement of assets available for benefits of the Hess Corporation Employees’ Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP
New York, New York
June 19, 2009

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hess Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

HESS CORPORATION
EMPLOYEES’ SAVINGS PLAN

/s/ David G. Lutterbach By: David G. Lutterbach
Vice President, Global Benefits, Health &
Wellness Hess Corporation
Employee Benefit Plans Committee,
Chairperson
June 25, 2009